Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Twelve months ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Pretax income	$245,683	$225,636	$219,459	$199,368	$163,295
Add fixed charges as adjusted (from below)	142,634	140,798	135,137	135,341	141,924
	$388,317	$366,434	$354,596	$334,709	$305,219
Fixed charges:
Interest expense:
Corporate	$130,163	$129,346	$123,930	$121,406	$130,701
Amortization of deferred financing costs	4,905	4,436	4,266	7,575	3,573
1/3 of rental expense	7,566	7,016	6,941	6,360	7,650
Fixed charges	$142,634	$140,798	$135,137	$135,341	$141,924
Ratio (earnings divided by fixed charges)	2.72	2.60	2.62	2.47	2.15